July 2, 2010	Writer’s Direct Contact 212.468.8179 apinedo@mofo.com
Mary Cole, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pre-Effective Amendment No. 2 to Form N-2 for Medley Capital BDC LLC File No.: 333-166491
Dear Ms. Cole:
On behalf of our client, Medley Capital BDC LLC (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form N-2 (the “Registration Statement”), which has been marked to show changes from the Company’s prior amendment.
In this Amendment No. 2 we have filled in the anticipated price range and indicated the mid-point of the range. Using the mid-point of the anticipated range, we have completed the Capitalization table and the Dilution section. We also have filled in the anticipated share numbers. We have included audited information regarding the Loan Assets and an audited starting balance sheet. Throughout, we have made other updates. As we discussed with you, we understand that the Staff had requested that we consider further two comments raised previously by the Staff in its comment letter dated June 3, 2010. For ease of reference we have repeated those two comments from the June 3rd letter below in bold.
26.	Incentive Fee (page 71)—This paragraph states that the pre-incentive fee will involve a percentage taken against “net investment income” with net investment income defined to include interest income, dividend income, and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that are received from portfolio companies.
Footnotes in Investment Adviser Act Releases 996 and 721 (the “IA Releases”) appear to permit fees taken against investment income, which is defined in the

Mary Cole, Esq.
July 2, 2010
Page Two
IA Releases as interest and dividend income. Please provide a supplemental memorandum to the staff discussing the following issues:
(a)	Explain why it is appropriate to include in “net investment income” amounts representing fee income.
We have considered further the guidance contained in the cited IA Releases. As we discussed, there is no prohibition against including in net investment income amounts representing fee income. Also, as discussed, these releases focus on fees taken against “investment income” and are silent on “fee income.” We believe it is appropriate to include “fee income” as fee income includes fees that the Investment Adviser will have negotiated and for services to be rendered by its employees, for which the Investment Adviser should be compensated (just as it is compensated for achieving returns in respect of investment income).
27.	Examples of Quarterly Incentive Fee Calculation (page 72)—Footnote 3 in Example 1 shows that offering expenses are excluded from the calculation of the incentive fee. This seems to imply that offering expenses are expenses charged to the Company. Please confirm in your response that this assumption is correct and, if correct, why the Company will be paying the offering expenses.
As we discussed, the offering expenses will be charged to the Company. We confirm that we have reviewed the initial public offering registration statements of quite a number of BDCs and note that in a substantial number of these, the BDC bore the offering expenses.
We appreciate in advance your time and attention to this amendment. Should you have any additional questions or concerns, please call me at 212-468-8179.
Separately, in connection with the filing of an acceleration request (later in the process), the Company will submit a letter to the Staff acknowledging that the Company is responsible for the adequacy and accuracy of the disclosures in its filings, that Staff comments do not foreclose the Commission from taking any action with respect to those filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mary Cole, Esq.
July 2, 2010
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Sincerely,

Anna T. Pinedo

cc:	Steven Boehm Brian Cavanaugh Harry Pagnas Brook Taube Seth Taube